FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

MANAGEMENT'S DISCUSSION & ANALYSIS

SUITE 1800 – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3
2019 HIGHLIGHTS	4
SELECT FINANCIAL INFORMATION	7
CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS	7
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES	8
MINERAL PROPERTY PORTFOLIO REVIEW	9
SUMMARY OF QUARTERLY FINANCIAL INFORMATION	17
MINERAL PROPERTY BALANCES	18
RESULTS OF CONTINUING OPERATIONS	20
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	22
OUTLOOK	23
FINANCIAL INSTRUMENTS	23
RELATED PARTY TRANSACTIONS	24
OFF-BALANCE SHEET ARRANGEMENTS	24
NON-IFRS MEASURES	25
CHANGES IN ACCOUNTING POLICIES	26
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	26
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	27
RISKS AND UNCERTAINTIES	28
QUALIFIED PERSONS	29
SECURITIES OUTSTANDING	29
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	30
FORWARD-LOOKING INFORMATION	31
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	32

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and nine months ended September 30, 2019, and the Company’s audited consolidated financial statements for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2018, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 31 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section on page 32 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section on page 25 of the MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of November 7, 2019 and all information contained in this MD&A is current as of November 6, 2019.

COMPANY OVERVIEW AND STRATEGY

First Mining was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and the Company continues to assess mineral asset acquisition targets on an ongoing basis. As at the date of this MD&A, the Company has assembled a large resource base of approximately 7.4 million ounces of gold in the Measured and Indicated resource categories and approximately 3.8 million ounces of gold in the Inferred resource category in eastern Canada.

The following table highlights the Company’s material projects:

Project	Location
Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Goldlund Gold Project “(Goldlund”)	Northern Ontario, Canada
Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

2019 HIGHLIGHTS

The following highlights the Company’s developments during the first nine months of 2019 (together with subsequent events up to November 6, 2019). For further information, please refer to the “News” section on the Company’s website at www.firstmininggold.com/news.

Springpole Gold Project

2019 Project Update - Updated PEA and Permitting Continues

On October 16, 2019, the Company announced the results of an updated independent Preliminary Economic Assessment study for Springpole (the “2019 Springpole PEA”) that was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The 2019 Springpole PEA update evaluates recovery of gold and silver from a 36,000 tonne-per-day (“tpd”) open pit operation, with a process plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion. Updated metallurgical testwork that has demonstrated the potential for significantly improved gold and silver recoveries was included along with updated operating and capital cost estimates. The mineral resource calculations provided in the 2019 Springpole PEA were not impacted and remain the same as were stated in the previous PEA for Springpole (October 2017). A copy of the 2019 Springpole PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which was prepared for the Company by SRK Consulting (Canada) Inc. in accordance with NI 43-101 and has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019.

Readers are cautioned that the 2019 Springpole PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Highlights of the 2019 Springpole PEA

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USD$1.23 billion pre-tax net present value discounted at 5% (“NPV5%”) (USD$1.75 billion at USD$1,500/oz gold)
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USD$841 million after-tax NPV5% (USD$1.22 billion at USD$1,500/oz gold)
●
26% pre-tax internal rate of return (“IRR”) (33% at USD$1,500/oz gold), 22% after-tax IRR (28% at USD$1,500/oz gold)
●
Mine life of 12 years with a 2.5-year pre-production period
●
Average annual gold production in years 2 through 9 of 410,000 ounces gold and 2.4 million ounces silver; 3.9 million ounces gold and 22 million ounces silver recovered over the Life of Mine (“LOM”)
●
Low LOM strip ratio of 2.1 to 1 with a LOM mill grade of 1.0 grams per tonne (“g/t”) gold and 5.3 g/t silver
●
LOM overall metal recoveries of 88% for gold and 93% for silver
●
LOM direct operating cash costs (1) estimated at USD$575/oz of gold equivalent (USD$514/oz of gold on a by-product basis)
●
LOM all-in sustaining costs (“AISC”) (2) estimated at USD$611/oz of gold equivalent (USD$552/oz of gold on a by-product basis)
●
Initial capital costs estimated at USD$809 million, using an owner-operated mining scenario
●
LOM sustaining capital costs estimated at USD$124 million, plus USD$26 million for closure costs

Note: Base case parameters assume a gold price of USD$1,300/oz and a silver price of USD$20/oz (the same prices used in the previous PEA), and an exchange rate (C$ to US$) of 0.75. NPV is calculated as of the commencement of construction and excludes all pre-construction costs.
(1)
Cash costs consist of mining costs, processing costs, mine level G&A, treatment and refining charges and royalties. These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
AISC consists of cash costs plus sustaining and closure costs. These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.

The ongoing priority at Springpole is to continue to advance the project through the provincial and federal environmental assessment (“EA”) processes. The goal is to prepare a synchronized Environmental Impact Statement (“EIS”) that satisfies the federal and provincial requirements.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

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The federal EA process was initiated through the submission of a Project Description (“PD”) to the Canadian Environmental Assessment Agency (the “Agency”) in February 2018. The PD was used by the Agency to determine whether an EA was required for the Springpole project and to prepare guidelines regarding the completion of an EA. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project, and EIS guidelines for the federal EA were issued to First Mining on June 19, 2018.

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For the provincial process, First Mining entered into a Voluntary Agreement with the Ontario Ministry of Environment, Conservation and Parks (“MECP”) (formerly MOECC) in April 2018 to conduct an EA for the project. There are two main stages in the provincial EA process, namely the development of Terms of Reference (“ToR”) and the development of the EA Report. The ToR is a work plan which will outline how the EA will be prepared. The ToR will address the community consultation and engagement plan, key components of the project, and the range of alternatives that will be considered by First Mining.

●
First Mining commenced community consultation and engagement with the communities of interest in July 2018 and has held consultation meetings with Indigenous communities and other stakeholders. The Company is now in its second round of consultation in readiness for the preparation of the ToR. First Mining anticipates completing this round of consultation and submitting the ToR to MECP during Q3 2019, with final approval of the ToR anticipated by Q1 2020.

●
While the permitting process is ongoing, the Company has completed a “data gap assessment” on the environmental baseline work required at Springpole in order to identify any remaining work requirements. Data collection programs to further advance the EA processes will include terrestrial and aquatic environs, hydrology, surface water quality monitoring, hydrogeology, geotechnical investigation, and tailings and mine rock geochemical characterization.

Metallurgical Study

On February 19, 2019, the Company announced interim metallurgical test results which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. Further details of the testing procedures used are set out in the February 19th news release. The next stage of metallurgical testing will involve further investigation into flotation, fine and ultra-fine grinding alternatives and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. The final flowsheet will be selected after completing trade-off studies on capital and operating costs prior to commencing a Pre-Feasibility Study for Springpole.

Goldlund Gold Project

Regional Drill Program

On June 24, 2019, the Company announced the commencement of its 2019 drill program at the Miller prospect on the Goldlund property.

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The initial work program at the Miller prospect included 3,000 metres (“m”) of step-out drilling, consisting of 14 drill holes planned along strike, both to the northeast and southwest of the area drilled in 2018. The 2019 drilling will test a total strike length of up to 900 m, along 50 m to 200 m centres. The work plan follows on the strong results achieved in 2018, which included 108 m of 2.43 g/t gold (“Au”). Due to the success of the 2019 program to date in extending the Miller zone to the southwest, the work program at Miller was subsequently increased from the original plan of 14 holes and 3,000 metres. Further drilling is on-going and is focused on following the extent of the mineralized granodiorite to the southwest, as well as to the northeast. None of the 2018 drill results from Miller were included in the 2019 updated mineral resource estimate for Goldlund described below.

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The main Goldlund deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth. Deep drilling completed in 2018 (comprised of four drill holes) demonstrated the continuity of mineralization and the potential for resource expansion at depth.

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In addition, several other targets have been identified along a 30 kilometre (“km”) strike length of the broader land package that may be prospective for increasing the Goldlund project’s district-scale potential. These include previously identified gold anomalies at Camreco South, Gardner Lake and Lun-Echo, where further geological mapping, grab sampling and follow-up drill programs are also planned.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Updated Mineral Resource Estimate

On March 27, 2019, the Company announced the results of an updated mineral resource estimate for Goldlund, which has an effective date of March 15, 2019 and was prepared by WSP Canada Inc. (“WSP”) of Sudbury, Ontario in accordance with NI 43-101 (the “2019 Goldlund Resource Estimate”). A summary of the overall changes in the updated mineral resource estimate for Goldlund are as follows:

●
Indicated resource Au ounces (“oz”) increased by 248,700 oz. This increase in oz corresponds to an increase in tonnage of 3,535,900 tonnes from 9,324,100 tonnes at an average grade of 1.87 g/t Au to 12,860,000 tonnes at an average grade of 1.96 g/t Au.
●
Inferred resource Au oz decreased by 628,400 oz, after adjusting for the proportion of Inferred resource tonnes removed due to the upgrade of certain tonnes to the Indicated resource category. This represents an overall reduction in tonnage of 22,533,000 tonnes from 40,895,000 tonnes at an average grade of 1.33 g/t Au to 18,362,000 tonnes at an average grade of 1.49 g/t Au.

In summary, the updated mineral resource estimate for Goldlund incorporated approximately 40,000 m of incremental drilling, the bulk of which was focused on Zone 7. While the increased data density and geological understanding of the deposits resulted in increased confidence of the resource, adding 3,535,900 tonnes at an average grade of 1.96 g/t Au, it also resulted in the loss of a large number of tonnes and ounces in the Inferred resource category. First Mining’s technical team believes that the increased understanding of the deposit will assist the Company in better targeting subsequent drill programs aimed at growing the current resource body at Goldlund, which remains open along strike to the northeast, to the southwest, and at depth. Further details can be found in the technical report for the 2019 Goldlund Resource Estimate entitled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which was prepared by WSP in accordance with NI 43-101 and was filed by the Company on SEDAR on April 1, 2019.

At-The-Market Financing

On August 20, 2019, First Mining announced it had entered into an at-the-market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation as agent pursuant to which First Mining may, at its discretion and from time-to-time, sell such number of common shares of the Company with aggregate gross proceeds of up to $15.0 million. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”), or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. Since August 20, 2019, First Mining has not sold any common shares of the Company under the ATM facility.

Non-Brokered Private Placement Financing

On May 16, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $7,411 (the “Offering”). Pursuant to the Offering, the Company issued 20,412,995 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of $5,511, and 5,277,777 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of $1,900.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until May 16, 2022 at a price of $0.40.

Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the "ITA") and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

SELECT FINANCIAL INFORMATION

	For the nine months ended September 30,
Financial Results:	2019	2018	2017
Mineral Property Expenditures(1)	$4,096	$6,303	$9,611
Net Loss	(4,686)	(5,987)	(9,946)
Net Loss Excluding Certain Non-cash Items(2)(3)	(2,964)	(3,347)	(4,469)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.01)	$(0.01)	$(0.02)

	September 30,	December 31,	December 31,
Financial Position:	2019	2018	2017
Cash and Cash Equivalents	$5,687	$5,115	$15,400
Working Capital(2)	8,360	7,536	19,401
Mineral Properties	248,509	244,129	239,871

Total Assets	263,470	257,532	265,737
Total Non-current Liabilities	$-	$-	$-
(1)
This represents the costs directly related to exploration and evaluation expenditures that have been capitalized into mineral properties, excluding share-based payments.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
“The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:
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Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
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Tier 2 projects are resource-stage assets which host mineral resources.
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Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project(8)	12,860,000	1.96	-	809,200	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project(8)	18,362,000	1.49	-	876,954	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	168,611,270	1.30	5.40	7,085,495	24,190,000
Total Measured and Indicated Resources	171,989,740	1.33	5.40	7,383,396	24,190,000
Total Inferred Resources	53,290,384	2.21	3.10	3,760,409	1,120,000

(1)
The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2018, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The Measured, Indicated and Inferred mineral resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Open pit mineral resources are reported at a cut-off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of US$1,400/oz and a gold processing recovery of 80% and a silver price of US$15/oz and a silver processing recovery of 60%. The estimated life of mine strip ratio for the resource estimate is 2.1. Silver resource shown in separate column with grade representing silver g/t, and contained ounces representing silver Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.
(8)
Resources are stated as contained within a conceptual pit shell using a gold price of US$1,350/oz, mining costs of US$2.00 per tonne, processing plus G&A costs of US$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada, Mexico, and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Tier 1 Projects

Springpole, Ontario

The Springpole property covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 435 contiguous mining claims and thirteen mining leases. The project is located approximately 110 km northeast of the municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-man onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold in the Indicated resource category, Springpole is one of the largest undeveloped gold projects in Ontario1.

On October 16, 2019, the Company announced the results of the 2019 Springpole PEA, which was prepared by SRK in accordance with NI 43-101. The 2019 Springpole PEA update evaluates the recovery of gold and silver from a 36,000 tpd open pit operation at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. The mineral resource estimate used for the 2019 Springpole PEA was the same as was used in the previous PEA for the project and remains current. A copy of the 2019 Springpole PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which was prepared for the Company by SRK Consulting (Canada) Inc. in accordance with NI 43-101 and has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019. Under the 2019 Springpole PEA, capital costs for the processing facility were estimated to be US$519 million, inclusive of a US$104 million contingency. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

Highlights of the 2019 Springpole PEA as compared to the previous PEA are as follows:

Parameters	2019 PEA	2017 PEA
Mine life	12 years	12 years
Initial capital cost	US$809 million	US$586 million
Base case gold price	US$1,300 per oz	US$1,300 per oz
Base case silver price	US$20 per oz	US$20 per oz
Exchange rate (CAD/USD)	0.75	0.75
Gold processing recovery	88%	80%
Silver processing recovery	93%	85%
Average annual payable production	353,900 oz Au and 1,937,000 oz Ag	296,500 oz Au and 1,632,000 oz Ag

1 Source: S&P Market Intelligence database as of November 6, 2019. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Economic Results	2019 PEA	2017 PEA
Pre-tax NPV at 5% discount rate	US$1,233 million	US$1,159 million
Pre-tax Internal rate of return	25.5%	32.3%
Post-tax NPV at 5% discount rate	US$841 million	US$792 million
Post-tax Internal rate of return	21.8%	26.2%
Non-discounted post-tax payback period	3.4 years	3.2 years
“All-in Sustaining” cash costs	US$611 per oz of Au equivalent	US$655 per oz of Au equivalent

The Company is focused on advancing the permitting and development of Springpole, and its activities in this regard can be summarized as follows:

Metallurgical study

On June 11, 2018, the Company contracted M3 Engineering and Technology Corporation, with input from First Majestic Silver Corp.’s metallurgical team, to manage a metallurgical testwork program to improve the forecast gold and silver recoveries for the Springpole property and to define the process flowsheet. On February 19, 2019, the Company announced the interim metallurgical test results from the program, which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. The results from this metallurgical testwork program were incorporated into the 2019 Springpole PEA, and thereafter are planned to be used in the preparation of a Pre-Feasibility Study for Springpole, which the Company expects to initiate in early 2020.

Based on the testwork carried out, a flowsheet that includes flotation followed by leaching of reground concentrate and combined (rougher plus cleaner) tails presents as the more beneficial processing route for the Springpole project. This flowsheet is based on a primary grind of P80 150 microns (“µm”) ahead of flotation, with a cleaner flotation concentrate being reground to ~17 µm ahead of agitated leaching. Under these conditions, overall extractions achieved were 91% for gold and 96% for silver. When accounting for carbon-in-pulp, carbon stripping and electrowinning circuit losses, the overall recoveries expected and used for the economics presented in the 2019 Springpole PEA are 88% for gold and 93% for silver.

The next stage of metallurgical testing will involve further investigation into flotation, fine and ultrafine grinding alternatives, and potential pre-flotation removal of silicate gangue and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. This final flowsheet will be selected after completing trade-off studies on capital and operating costs as part of a Pre-Feasibility Study for Springpole.

Indigenous consultation process

On February 13, 2018, the Company announced that it had signed a Negotiation Protocol Agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”).  There has been continued community engagement on the Springpole ToR and the second round of engagement with the local communities for the EA process commenced in 2019. This consultation includes the Company’s plans to study and mitigate any potential impacts from the development of Springpole.

Geotechnical coffer dam drilling

On April 19, 2018, the Company announced the completion of a geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the coffer dams at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 m long footprint of the three coffer dams which are required to dewater the north bay of Springpole Lake.

Springpole Project Enhancement Opportunities

The 2019 Springpole PEA identified several opportunities to enhance the project economics which the Company plans to investigate as it continues to advance the Springpole project. These parameters include:

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

●
Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio which is currently 2.1:1.
●
Further Metallurgical Testing. Continued efforts to investigate opportunities to improve the gold and silver recoveries through further metallurgical testing and refining milling processes.
●
Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
●
Resource Expansion. There are other geophysical targets around the current resource area where additional drilling has the potential to add resources, which has the potential to extend the life of the project beyond 12 years production (which is the current LOM scoped in the 2019 Springpole PEA).

Activities involved in advancing the project to pre-feasibility include additional metallurgical testwork, advanced hydrogeological and geotechnical characterization, permitting and continued baseline environmental studies. A number of these studies are ongoing as part of the data collection in support of the completion of an EIS for the project.

Environmental Assessment process

On March 7, 2018, the Company announced that a PD had been submitted to, and subsequently accepted by, the Agency. The PD is a required government filing that initiated the federal EA process for Springpole. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project. The EA process and eventual project approval is expected to take approximately 24 months, after which permitting for construction can commence.

On June 26, 2018, the Company announced that the final EIS guidelines for a federal EA for Springpole had been issued by the Agency. The final EIS guidelines were issued following the expiry of a public comment period on the draft EIS guidelines which had been made available to the public since April 27, 2018. The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, ground water and hydrology surveys. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole.

In parallel with the federal EA process, on April 23, 2018, the Company announced that it had entered into a Voluntary Agreement with the MECP to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the ToR, which will describe the scope of the EA and how the Company intends to undertake all aspects of the provincial EA, including consultation efforts with Indigenous communities and other stakeholders.

Goldlund, Ontario

The Goldlund property in northwestern Ontario consists of 1,349 mining claims (totaling 27,255 hectares), 27 patented claims (totaling 433 hectares), 1 mining lease (48.56 hectares), and 1 License of Occupation (74.84 hectares). Rocks at the property consist of a volcanic sequence about 1.5 km wide. This north-easterly striking volcanic sequence is intruded by several granodiorite sills. These sills are the host rock of the gold mineralization. These strata-parallel intrusions are known to extend for over 50 km along the strike of the property. A number of historic gold occurrences are present on the property. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which has an effective date of March 15, 2019, was prepared by WSP in accordance with NI 43-101 and was filed by the Company on SEDAR on April 1, 2019, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Mining at Goldlund in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

2019 Regional drill program

On June 24, 2019, the Company announced the commencement of drilling at the Miller prospect on the Goldlund property. The initial work program at Miller included 3,000 m of step-out drilling, consisting of 14 drill holes along strike, both to the northeast and southwest of the area drilled in 2018. The 2019 drilling will test a total strike length of up to 900 m, along 50 m to 200 m centres. The work plan follows on the strong results achieved in 2018, which included 108 m of 2.43 g/t gold (see news release dated March 27, 2019 for final Miller results). Due to the success of the 2019 program to date in extending the Miller zone to the southwest, the work program at Miller was subsequently increased from the original plan of 14 holes and 3,000 metres. Further drilling is on-going and is focused on following the extent of the mineralized granodiorite to the southwest, as well as to the northeast. None of the 2018 drill results from Miller were included in the 2019 updated mineral resource estimate for Goldlund.

For the year 2018, the Company spent approximately $2,411 for exploration expenditures on the Goldlund property, including approximately 5,000 m of infill drilling and 1,944 m of regional exploration drilling along the property’s 50 km strike length.

On September 25, 2019, the Company announced initial assay results from the drilling completed to date at the Miller prospect.

Drill highlights from the first seven holes drilled at Miller include:

Hole	Metres	Grade
Hole MI-19-014	207.0	1.57 g/t Au
Including	49.0	2.31 g/t Au
Including	41.0	4.17 g/t Au
Including	1.0	55.28 g/t Au
Hole MI-19-013	182.0	1.09 g/t Au
Including	21.0	2.73 g/t Au
Including	1.0	35.19 g/t Au
Hole MI-19-015	167.0	0.97 g/t Au
Including	33.0	1.66 g/t Au

The current strike length of mineralization at Miller has been extended over 450 metres and remains open to the southwest and at depth. For details regarding the assay results see the Company’s new release dated September 25, 2019 filed on SEDAR under the Company's SEDAR profile at www.sedar.com.

2018 Regional drilling

Following the Phase 1 and 2 drilling campaigns, the Company commenced a regional exploration drilling campaign at Goldlund in June 2018. The 2018 exploration drilling campaign focused on showings at the Miller, Eaglelund and Miles targets, which are approximately 10 km northeast of the current resource area, and included 16 holes totaling 1,944 m.

Final fire assay results and metallic screen fire assay results for the Miller prospect were announced on August 20, 2018, September 20, 2018 and March 27, 2019, respectively. The early results from the Miller prospect indicated that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

In addition to the highlights of the Miller prospect drilling results noted below, please see the Company’s news releases dated August 20, 2018, September 20, 2018 and March 27, 2019 for further details regarding the assay results, which include seven diamond drill holes at the Eaglelund prospect, and one diamond drill hole at the Miles prospect. This completed the Company's 2018 regional drill program at Goldlund.

Highlights of the released Miller prospect drilling results are as follows:

Hole	Metres	Grade
Hole MI-18-001	107.6	0.42 g/t Au
including	73.6	0.55 g/t Au
Hole MI-18-002	142.1	1.90 g/t Au
including	108.0	2.43 g/t Au
Hole MI-18-003	48.0	1.17 g/t Au
including	15.0	1.70 g/t Au
Hole MI-18-004	23.8	0.54 g/t Au
including	5.8	1.40 g/t Au
Hole MI-18-005	10.0	0.45 g/t Au
and	1.0	4.18 g/t Au
Hole MI-18-006	22.0	0.70 g/t Au
including	0.38	20.80 g/t Au
Hole MI-18-007	49.0	2.58 g/t Au
including	21.5	5.54 g/t Au
Hole MI-18-008	14.0	0.63 g/t Au
including	2.5	1.85 g/t Au

Hope Brook, Newfoundland

The Hope Brook property covers an area of 26,650 hectares in Newfoundland, including 6 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited in accordance with NI 43-101, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

In September 2017, the Company completed approximately 850 m of drilling to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 km from the main resource area and 8 km from Highway 480.

The Company continues to collect environmental baseline data for permitting and the understanding of site environmental conditions.

In Q3 2019, the Company commenced a waste rock characterization and economic study of marketable aggregates at the Hope Brook site. In addition, low cost geological mapping and soil sampling is planned in 2020. Surface and groundwater programs will continue for environmental data collection purposes.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Cameron, Ontario

The Cameron property covers an area of 49, 574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro Pty Limited in accordance with NI 43-101, was filed by the Company on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During 2018, the Company conducted minimal environmental studies, including fish community and habitat surveys as well as hydrology surveys, to support a potential environmental assessment or permitting application in the future.

During the remainder of 2019, the Company plans to undertake a small ore sorting test program on selected core samples, along with low cost maintenance and landscaping work.

Pickle Crow, Ontario

The Pickle Crow project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International Limited in accordance with NI 43-101 and dated June 15, 2018, was filed by the Company on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

In 2016, the Company completed a 9-hole drilling program comprising approximately 1,300 m. The objectives of this drill program were to fulfill assessment work requirements and test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lowermost vein zone of the No. 15 Vein structure. In 2017, the Company completed a further 6 holes, comprising approximately 1,250 m.

In August 2018, an 85-hole drilling program was conducted on the historic Pickle Crow tailings, which was split into 4 distinct geographic zones. Of the total 302 m program, 225 m were sampled, and primarily taken on 1 m intervals with intervals as short as 0.3 m where the base of the tails were encountered.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines, which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on October 31, 2019. The Company has requested an extension to July 2020, and engaged consultants to assist with developing this plan.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100%-owned by the Company with the exception of Duparquet, in which the Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	Mexico	USA
Duquesne, Québec	Miranda, Sonora	Turquoise Canyon, Nevada(1)
Pitt, Québec	Apache, Sonora
Duparquet, Québec	Socorro, Sonora
Joutel, Québec	San Ricardo, Sonora
Morris, Québec	Los Tamales, Sonora
Horseshoe Island, Ontario	Puertecitos, Sonora
Lac Virot, Newfoundland	Batacosa, Sonora
Las Margaritas, Durango(1)
Geranio, Oaxaca
Lachatao, Oaxaca
El Roble, Oaxaca

(1) Property under option to a third party. Please see further discussion below.

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form or MD&A for the year ended December 31, 2018 which are both available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

Option Agreement on the Turquoise Canyon Property, Nevada

On August 21, 2019, the Company entered into an option agreement (the “Momentum Option Agreement”) with Momentum Minerals Ltd. (“Momentum”), a private company, granting Momentum the right to earn a 100% interest in First Mining’s Turquoise Canyon property (“Turquoise Canyon”) located in Nevada, U.S. Under the terms of the Momentum Option Agreement, Momentum can elect to make either annual share or cash payments to the Company for aggregate consideration of $500 over the four-year option period. In addition, as per the terms of the Momentum Option Agreement, beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to the property to the Nevada State land management authorities. In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on the property totaling $750 over the four-year option period, incurring at least $50 in year one and $100 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon and First Mining will retain a 2% net smelter returns (“NSR”) royalty interest. Momentum will have the right to buy back 1% of the NSR royalty for $1,000 up until the first anniversary of the commencement of commercial production at Turquoise Canyon.

During the nine months ended September 30, 2019, the Company received initial consideration in cash of $25 under the terms of the Momentum Option Agreement. During the nine months ended September 30, 2019, the Company recorded a write-down of Turquoise Canyon amounting to $341 (2018 - $nil), based on the recoverable amount indicated by the Momentum Option Agreement. As at September 30, 2019, the carrying value of the Turquoise Canyon property is $461 (December 31, 2018 - $804).

Option Agreement on the Las Margaritas Gold Project, Mexico

On July 30, 2018, the Company entered into an option agreement (the “Gainey Option Agreement”) with Gainey Capital Corp. (TSX-V: GNC) (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango, Mexico.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Under the terms of the Gainey Option Agreement, Gainey can elect to make share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four-year option period. In addition, as per the terms of the Gainey Option Agreement, Gainey will undertake the following:

●
Annual payments to the Company of USD $25,000 in each of September 2018 (paid), September 2019 (paid) and September 2020, and USD $250,000 in September 2021 in connection with an existing agreement on the property; and
●
Exploration expenditures totaling USD $1,000,000 over the four-year option period on Las Margaritas.

Upon completion of the four-year option period and satisfaction of the above payment and exploration expenditure requirements, Gainey will obtain a 100% ownership interest in Las Margaritas, and First Mining will retain a 2% NSR royalty interest, with Gainey having the right to buy back 1% of the NSR royalty for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at September 30, 2019, the carrying value of Las Margaritas property is $151 (December 31, 2018 – $244).

The transaction and the issuance of Gainey’s common shares pursuant to the Option Agreement were approved by the TSX-V on March 27, 2019. During the nine months ended September 30, 2019, the Company received initial consideration in the form of Gainey shares with a fair value of $171 on the date of receipt and cash of $12 relating to value-added tax in Mexico under the terms of the Gainey Option Agreement.

NSR on the Duquesne Gold Project, Québec

In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased a 0.5% of 3% NSR royalty on the Duquesne project for $1,000 in cash. Per the terms of this agreement, beginning June 2019, remaining NSR of 2.5% must be purchased over the ensuing five years in tranches of 0.5% for $1,000 for each tranche. Management is currently in negotiations with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this project.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

Financial Results:	2019-Q3	2019-Q2	2019-Q1	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2017-Q4
Net Loss	$(1,643)	$(1,315)	$(1,727)	$(5,658)	$(937)	$(1,298)	$(3,752)	$(1,237)
Net Loss Excluding Certain Non-cash Items(1)(2)	(970)	(840)	(1,153)	(1,085)	(910)	(1,213)	(1,224)	(1,217)
Basic and Diluted Net Loss Per Share (in dollars)(3)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)
Financial Position:
Cash and Cash Equivalents	5,687	8,396	3,059	5,115	6,950	9,585	12,289	15,400
Working Capital(1)	8,360	10,627	5,491	7,536	9,688	12,463	16,016	19,401
Mineral Properties	248,509	246,411	245,169	244,129	246,652	245,199	243,895	239,871

Total Assets	263,470	263,381	256,463	257,532	262,146	263,586	266,704	265,736
Total Non-Current Liabilities	$-	$-	$-	$-	$-	$-	$-	$-

(1)
 These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
 “The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”.
(3)
 The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs

The most significant variance in net loss quarter to quarter is due to non-cash share-based payments expense, which comprises the timing of stock option grants and associated vesting, the number of underlying options granted and the associated fair value dollar amount calculated at the time of the grant. In 2019-Q3 there was a $341 non-cash write-down of the Turquoise Canyon property. In addition, in 2019-Q3 a deferred tax recovery of $141 was recorded from the partial reversal of the flow-through share premium liability in relation to the May 2019 financing as $564 of eligible expenditures was incurred. In 2019-Q2 there was a decrease in marketing expenses compared to 2019-Q1 due to fewer conferences attended and fewer marketing campaigns. In 2019-Q1 there was an increase in marketing expenses compared to 2018-Q4 due to an increase in conference attendance and marketing campaigns, which resulted in a higher net loss in 2019-Q1. Furthermore, in 2018-Q4 there was a $4,181 non-cash write-down of Mexican mineral properties and a non-recurring severance payment of $300. In 2018-Q3 there was a decrease in marketing expenses as compared to 2018-Q2, due to a reduction in marketing activities by the Company

In terms of cash and cash equivalents, variances between quarters depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the interim statements of cash flows. In 2019-Q3, the Company sold some of its marketable securities, which provided net cash inflows of $504, classified under investing activities in the interim statements of cash flows. In 2019-Q2, the Company completed a non-brokered private placement financing including the issue of flow-through common shares, which provided net cash inflows of $7,270, classified under financing activities in the interim statements of cash flows.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, increases in cash from private placements, changes in the fair value of marketable securities, and additions to or write-down of mineral property balances. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given these amounts are capitalized in connection with the Company’s accounting policies.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

MINERAL PROPERTY BALANCES

As at September 30, 2019 and December 31, 2018, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2018	2019 expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance September 30, 2019
Springpole	$73,378	$2,500	$-	$-	$-	$75,878
Goldlund	96,604	1,559	-	-	-	98,163
Hope Brook	19,581	371	-	-	-	19,952
Cameron	27,032	219	-	-	-	27,251
Pickle Crow	16,754	162	(50)	-	-	16,866
Duquesne	5,091	24	-	-	-	5,115
Pitt	2,082	2	-	-	-	2,084
Others	2,559	29	-	-	-	2,588
Canada Total	$243,081	$4,866	$(50)	$-	$-	$247,897
Mexico	244	93	(179)	(7)	-	151
USA	804	46	(25)	(23)	(341)	461
Total	$244,129	$5,005	$(254)	$(30)	$(341)	$248,509

	Balance December 31, 2017	2018 expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$2,980	$-	$-	$-	$73,378
Goldlund	93,807	2,797	-	-	-	96,604
Hope Brook	18,665	916	-	-	-	19,581
Cameron	26,676	356	-	-	-	27,032
Pickle Crow	16,496	258	-	-	-	16,754
Duquesne	5,053	38	-	-	-	5,091
Pitt	2,080	2	-	-	-	2,082
Others	2,515	44	-	-	-	2,559
Canada Total	$235,690	$7,391	$-	$-	$-	$243,081
Mexico	3,483	626	(33)	349	(4,181)	244
USA	698	43	-	63	-	804
Total	$239,871	$8,060	$(33)	$412	$(4,181)	$244,129

The Company continues with its environmental data collection, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing on Springpole and Goldlund. At Springpole, the goal in 2019 is to continue to advance permitting. At Goldlund, the focus in 2019 is to follow up on the successful 2018 regional drill program by continuing step-out drilling at the Miller prospect and to continue to define the broader regional potential of the project. Regarding First Mining’s broader gold asset portfolio, including the Pickle Crow, Hope Brook and Cameron projects, the priority is to complete low-spend, incremental work, including baseline environmental studies, internal scoping studies and potential reconnaissance mapping and exploration work.

In addition to the above $248,509 mineral property balances, $4,417 is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada.

The Company’s $4,866 expenditures on mineral properties during the nine months ended September 30, 2019 (nine months ended September 30, 2018 – $6,637) are primarily related to the following:

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Springpole

During the nine months ended September 30, 2019, the Company incurred expenditures of $549 for its site employees’ salaries and management salary allocations, $263 in connection with the completion of metallurgical testwork, and $274 in connection with the continuation of environmental fieldwork. In addition, $228 of expenditures for certain annual advanced royalty payments and $192 in fuel charges were made in the nine months ended September 30, 2019, at Springpole. In the prior year period, the Company incurred costs of $445 related to submitting its PD to the Agency, completion of its fish habitat report on Springpole Lake and ongoing environmental assessment work. In addition, $214 of expenditures were incurred for the 2018 geotechnical drilling to test the footing locations of the proposed Springpole Lake coffer dams.

Goldlund

During the nine months ended September 30, 2019, the Company incurred $45 in connection with the reporting of an updated mineral resource estimate for Goldlund. In addition, $564 was incurred in connection with the 2019 drill campaign of approximately 4,200 m. In contrast, the prior year period included $1,737 of expenditures in relation to the completion of the Goldlund Phase 2 drilling campaign of approximately 7,000 m.

Hope Brook

During the nine months ended September 30, 2019, the Company incurred expenditures of $182 for its site employees’ salaries and management salary allocations, made its annual advanced royalty payment of $20 on the Hope Brook project and conducted aquatic environmental baseline studies. In the prior year, $100 was incurred on renewing certain property licenses which is required every 5 years, and $224 was incurred for site employees’ salaries and management salary allocations.

Other mineral properties

Excluding the above mineral properties, net expenditures on the Company's remaining mineral properties were $321 during the nine months ended September 30, 2019, compared with net expenditures of $1,177 in 2018. The main decrease was due to lower expenditures in Mexico, as a result of reductions in concession tax payments on the properties. In addition, the Company received initial consideration from Gainey pursuant to the Gainey Option Agreement and from Momentum pursuant to the Momentum Option Agreement, which were recorded as a recoveries. In the nine months ended September 30, 2019, Mexican recoveries amounted to $86 (expenditures of $93 and recoveries of $179) compared to expenditures of $575 during the prior year period, which included certain concession tax payments.

Share-based payments (non-cash)

During the nine months ended September 30, 2019, the Company capitalized $482 in share-based payments compared to $901 in 2018, which is predominantly a function of the lower number of options granted and the lower fair value per option.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

RESULTS OF CONTINUING OPERATIONS

For the three and nine months ended September 30, 2019 and 2018

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the Condensed Interim Consolidated Financial Statements:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

EXPENDITURES
General and administration	$759	$529	$1,835	$1,677
Exploration and evaluation	168	186	545	508
Investor relations and marketing communications	163	217	680	1,102
Corporate development and due diligence	53	39	135	177
Share-based payments (non-cash)	332	27	1,381	2,640
Write-down of mineral properties (non-cash)	341	-	341	-
Loss from operational activities	(1,816)	(998)	(4,917)	(6,104)

OTHER ITEMS
Foreign exchange gain	13	19	9	12
Other expenses	(9)	(3)	(70)	(50)
Interest and other income	28	45	151	155
Loss before income taxes	$(1,784)	$(937)	$(4,827)	$(5,987)
Deferred income tax recovery (non-cash)	141	-	141	-
Net loss and comprehensive loss for the period	$(1,643)	$(937)	$(4,686)	$(5,987)

Other comprehensive income (loss)
Items that will not be reclassified to net loss:
Marketable securities fair value gain (loss)	1,030	(369)	1,181	(1,626)
Items that may be reclassified to net loss:
Currency translation adjustment	19	(78)	(29)	166
Other comprehensive income (loss)	1,049	(447)	1,152	(1,460)

Total comprehensive loss	$(594)	$(1,384)	$(3,534)	$(7,447)

Third Quarter 2019 Compared to Third Quarter 2018

For the three months ended September 30, 2019, total operating expenditures increased by $818 compared to the three months ended September 30, 2018. This change was explained by the following:

General and administration

General and administration increased by $230 during the three months ended September 30, 2019 compared to the same period in 2018, predominantly due to additional professional fees in connection with the base shelf prospectus and subsequent arrangement of an ATM facility.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Other functional expenditures

The amounts in exploration and evaluation; investor relations and marketing communications; and corporate development and due diligence were comparable between periods. Exploration and evaluation expenditures consisted of unallocated expenditures not directly attributable to specific mineral properties.

Share-based payments (non-cash)

Share-based payments increased by $305 during the three months ended September 30, 2019 compared to the same period in 2018, due to vesting of previously granted stock options.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

For the nine months ended September 30, 2019, total operating expenditures decreased by $1,187 compared to the nine months ended September 30, 2018. This change was explained by the following:

Investor relations and marketing communications

Investor relations and marketing communications decreased by $422 during the nine months ended September 30, 2019, compared to the same period in 2018. This decrease is mainly due to fewer marketing activities during the nine months ended September 30, 2019.

General and administration

General and administration increased by $158 during the nine months ended September 30, 2019, compared to the same period in 2018. This increase is predominantly due to additional professional fees in connection with the base shelf prospectus and subsequent arrangement of an ATM facility. In addition, Directors fees increased when compared to the prior year.

Other functional expenditures

The amounts in exploration and evaluation; and corporate development and due diligence were comparable between periods. Exploration and evaluation expenditures consisted of unallocated expenditures not directly attributable to specific mineral properties.

Share-based payments (non-cash)

Share-based payments decreased by $1,259 during the nine months ended September 30, 2019 compared to the same period in 2018, primarily due to a lower number of incentive stock options granted in the first quarter of 2019 (7,750,000 options granted in the nine months ended September 30, 2019 as compared to 9,745,000 granted in the nine months ended September 30, 2018), and due to lower fair value per option in 2019 ($0.20 per option in 2019 compared to $0.36 per option in 2018).

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Nine months ended September 30,
	2019	2018
CASH PROVIDED BY (USED IN)
Operating activities	$(3,163)	$(2,983)
Investing activities	(3,578)	(6,396)
Financing activities	7,313	920
Foreign exchange effect on cash	-	9
CHANGE IN CASH AND CASH EQUIVALENTS	572	(8,450)
Working capital(1)	8,360	9,688
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$5,687	$6,950
(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The increase of $572 in cash and cash equivalents from $5,115 at December 31, 2018 to $5,687 at September 30, 2019 was primarily due to cash raised through the private placement completed in May 2019, offset by cash used in operating activities and investing activities which comprised technical analysis, environmental and permitting activities at Springpole and Goldlund.

Operating Activities

Cash used in operating activities increased by $180 during the nine months ended September 30, 2019 compared to the same period in 2018. This increase was driven by changes in working capital during the nine months ended September 30, 2019, such as timing of GST receivable receipts, and prepaid marketing expenditures.

Investing Activities

For the nine months ended September 30, 2019, the cash used in investing activities of $4,096 was primarily a result of Canadian mineral property expenditures including the updated mineral resource estimate for Goldlund, the start of the 2019 drill program at Goldlund and completion of metallurgical tests for Springpole. In the prior year period, the cash used in investing activities of $6,303 was primarily a result of Canadian mineral property expenditures including the Phase 2 drilling campaign at Goldlund and environmental and permitting development activities at Springpole. For the year 2018, the Company spent approximately $2,400 for exploration expenditures on the Goldlund property, including approximately 5,000 m of in‐fill drilling and 1,850 m for regional exploration. For the nine months ended September 30, 2019, the Company spent approximately $1.4 million for exploration expenditures on the Goldlund property, including 1,454 m of drilling consisting of 7 holes.

Financing Activities

Cash provided by financing activities was $7,313, of which $7,270 (nine months ended September 30, 2018 - $nil) related to the funds raised from the May 16, 2019 private placement and $43 (nine months ended September 30, 2018 - $920) related to the exercise of warrants and stock options.

Trends in Liquidity, Working Capital, and Capital Resources

As at September 30, 2019, the Company has working capital of $8,360. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the nine months ended September 30, 2019, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

The Company has, in the past and during the nine months ended September 30, 2019, financed its activities by raising capital through issuances of new shares. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at September 30, 2019 are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,019	$1,019	$-	$-	$-

Other material financial commitments as at September 30, 2019 consist of flow-through expenditure commitments of $1,336 (2018 - $nil) to be incurred prior to December 31, 2020 to fulfill flow-through requirements from the Company’s May 16, 2019 private placement. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

OUTLOOK

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and the Company continues to assess mineral asset acquisition targets on an ongoing basis. As at September 30, 2019, the Company held a portfolio of 24 mineral properties located in Canada, Mexico and the United States.

The Company is actively conducting environmental studies at its core Tier 1 Canadian mineral properties, and is continuing Indigenous community consultations related to these properties. In particular, the Company is actively collecting environmental baseline data in relation to fish habitat and has begun consultation efforts with local Indigenous communities within the Springpole area to support the ongoing federal and provincial EA processes and prepare an EIS for the project.

The following is a summary of ongoing activities planned for Q4 2019 and into the following financial year:

●
The Company is planning to submit a ToR to MECP for Springpole. The ToR will provide a framework for the preparation of a provincial EA, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial EA.
●
Springpole Pre-Feasibility study is to commence in 2020.
●
The Company plans to complete additional resource and regional exploration drilling at Goldlund in 2019 and 2020.
●
Low-cost technical investigations are underway at Hope Brook, Cameron, Pickle Crow and at the Quebec projects to gain a better understanding of the economic and technical potential of these projects.

FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

MARKETABLE SECURITIES

The Company holds shares in Gainey, which the Company received pursuant to the Option Agreement on the Las Margaritas gold project, and in Silver One Resources Inc. (“Silver One”), which the Company received as a result of the Company’s sale of certain Mexican silver assets to Silver One. The Company also holds other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Dispositions	(506)	-	-	(506)
Gain (loss) recorded in other comprehensive loss	1,056	(67)	192	1,181
Balance as at September 30, 2019	$1,600	$104	$1,799	$3,503

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$-	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	-	(390)	(1,680)
Balance as at December 31, 2018	$990	$-	$1,607	$2,597

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees. During the nine months ended September 30, 2019, the Company sold a portion of its Silver One holdings for net proceeds of $504 and recorded a gain on sale of $293 in other comprehensive income.

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which are private companies which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at September 30, 2019, the fair value of mineral property investments was $4,417 (December 31, 2018 – $4,417). Management concluded that there was no material change in the fair value of these investments during the nine months ended September 30, 2019.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended September 30, 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “net loss excluding share-based payments (non-cash)”, “net loss excluding share-based payments and write-down of mineral properties (non-cash)” and “working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Direct operating cash costs" consist of mining costs, processing costs, mine-level general and administrative expenses, treatment and refining charges and royalties, whereas "all-in sustaining costs" consists of these costs as well as sustaining and closure costs.

The Company determines working capital and net loss excluding share-based payments (non-cash) and write-down of mineral properties (non-cash) as follows:

Quarterly Reconciliations:

Reconciliation as of the end of the period	2019-Q3	2019-Q2	2019-Q1	2018-Q4
Current assets	$9,713	$11,747	$6,018	$8,118
Less current liabilities	(1,353)	(1,120)	(527)	(582)
Working capital	$8,360	$10,627	$5,491	$7,536

Reconciliation as of the end of the period	2018-Q3	2018-Q2	2018-Q1	2017-Q4
Current assets	$10,166	$13,036	$17,437	$20,484
Less current liabilities	(478)	(573)	(1,421)	(1,083)
Working capital	$9,688	$12,463	$16,016	$19,401

Reconciliation for the three months ended	2019-Q3	2019-Q2	2019-Q1	2018-Q4
Net loss	$(1,643)	$(1,315)	$(1,727)	$(5,658)
Excluding share-based payments (non-cash)	332	475	574	392
Excluding write-down of mineral properties (non-cash)	341	-	-	4,181
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(970)	$(840)	$(1,153)	$(1,085)

Reconciliation for the three months ended	2018-Q3	2018-Q2	2018-Q1	2017-Q4
Net loss	$(937)	$(1,298)	$(3,752)	$(1,237)
Excluding share-based payments (non-cash)	27	85	2,528	20
Excluding write-down of mineral properties (non-cash)	-	-	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(910)	$(1,213)	$(1,224)	$(1,217)

Annual Reconciliations:

Reconciliation as of the end of the period	September 30, 2019	December 31, 2018	December 31, 2017
Current assets	$9,713	$8,118	$20,484
Less current liabilities	(1,353)	(582)	(1,083)
Working capital	$8,360	$7,536	$19,401

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

Reconciliation for the period ended	For the nine months ended September 30,
	2019	2018	2017
Net loss	$(4,686)	$(5,987)	$(9,946)
Excluding share-based payments (non-cash)	1,381	2,640	5,477
Excluding write-down of mineral properties (non-cash)	341	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(2,964)	$(3,347)	$(4,469)

CHANGES IN ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2018, except as described below.

IFRS 16 Leases

During the nine months ended September 30, 2019, the Company has adopted the following new accounting standard effective January 1, 2019:

IFRS 16 replaced IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. As at January 1, 2019, adoption of IFRS 16 had no impact on the financial statements since there were no operating leases that required the Company to recognize assets and liabilities.

The IFRS 16 standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019.

Flow-through units and shares

The Company may, from time to time, issue flow-through common shares to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability. Upon incurring qualifying expenses the Company derecognizes the liability and recognizes a credit to deferred tax expense. Proceeds received from the issuance of flow-through shares are restricted and can be used only for Canadian resource property exploration expenditures within a certain time period as dictated by the government of Canada flow-through regulations as contained in the ITA. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments. The Company is also subject to Part XII.6 of the ITA which imposes a tax on flow-through proceeds renounced under the "Look-back Rule", in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the condensed interim consolidated financial statements for the nine months ended September 30, 2019, which could result in a material adjustment to the carrying amounts of assets and liabilities:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in price of gold or other metals, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

Flow-through Shares:

Periodically, the Company may finance a portion of its exploration and development activities through the issuance of flow-through common shares whereby the tax benefits of the eligible resource expenditures incurred are renounced to investors in accordance with tax legislation. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the fair value of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is reversed and recognized as an income tax recovery as the related resource expenditures are incurred and the tax effect of the temporary differences is recorded.

Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation, including the judgments around the use of flow-through share financing. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” for the year ended December 31, 2018 which are available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, equity price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at September 30, 2019, other comprehensive loss for the nine months ended September 30, 2019 would have decreased or increased, respectively, by approximately $792, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2019, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,019	$1,019	$1,019	$-	$-	$-

As at September 30, 2019, the Company had cash and cash equivalents of $5,687 (December 31, 2018 – $5,115). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

QUALIFIED PERSONS

Hazel Mullin, P.Geo, Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at November 6, 2019.

The following table sets out all outstanding securities of the Company as of November 6, 2019.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	584,221,888
Stock options(1)	46,927,500	$0.57	March 30, 2020 – April 29, 2024
Warrants(2)	15,872,998	$0.41	June 16, 2021 – May 16, 2022
Common shares - fully diluted	647,022,386
(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the nine months ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 30, 2019. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production;statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting and indigenous consultation process at Springpole; statements regarding opportunities to enhance project economics identified under the 2019 Springpole PEA;statements regarding the potential increase in gold and silver recoveries at Springpole; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; statements regarding future share issuances under the ATM facility; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding the Company's belief that the increased understanding of the Goldlund deposit will assist the Company in better targeting subsequent drill programs to potentially grow the current resource body at Goldlund;statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole project and the expected timing of such EA approval; statements regarding the Company’s plan to submit a ToR to MECP for Springpole and the anticipated timing thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations;statements regarding Gainey's anticipated adherence to required payment and expenditure obligations pursuant to the Gainey Option Agreement;statements regarding Momentum's anticipated adherence to required payment and expenditure obligations pursuant to the Momentum Option Agreement; statements regarding the Company’s plans to complete additional resource and regional drilling at Goldlund; statements regarding the Company’s intention and proposed timing to conduct a waste rock characterization and economic study of marketable aggregates at Hope Brook;statements regarding improved efficiency as a result of building new access roads to mineral properties; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting;and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

FIRST MINING GOLD CORP.	Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2019

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.